Free Writing Prospectus	Filed pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-142044
Supplement dated March 18, 2010)
The Hartford Financial Services Group, Inc.
$500,000,000
5.50% Senior Notes due March 30, 2020
FINAL TERM SHEET Dated March 18, 2010

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Expected Ratings*:	Baa3 (Stable) / BBB (Negative) / BBB- (Negative)

Size:	$500,000,000

Trade Date:	March 18, 2010

Settlement Date (T+3):	March 23, 2010

Final Maturity:	March 30, 2020

Coupon:	5.50%

Benchmark Treasury:	3.625% US Treasury due 02/2020

Benchmark Treasury Price:	99-17

Benchmark Treasury Yield:	3.682%

Spread to Treasury:	+185 basis points

Re-offer Yield:	5.532%

Price to Public:	99.755% of principal amount

Interest Payment Dates:	Semi-annually in arrears on March 30 and September 30, commencing September 30, 2010

Day Count Convention:	30/360

Optional Redemption:	At any time in full or in part on one or more occasions, make-whole call at a discount rate of Treasury plus 25 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption

Proceeds (after underwriting discount and before expenses) to issuer:	$495,525,000 (99.105% of principal amount)

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	416515 AZ7 / US416515AZ70

Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co., toll-free at 866-471-2526, or by calling J.P. Morgan Securities Inc. at 212-834-4533
* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings are subject to revision or withdrawal at any time by Moody’s S&P, and Fitch. Each of the security ratings above should be evaluated independently of any other security rating
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